EXHIBIT E

FORM OF LETTER OF ACCEPTANCE IN Connection with the Fund's Acceptance of Tenders of SHARES

[__________________], 2022

Dear Shareholder:

Forum CRE Income Fund (the “Fund”) has received your tender of all or a portion of your Class I Shares of the Fund (“Shares”) pursuant to its Offer to Purchase dated April 29, 2022 (the “Offer”).

The Fund has accepted for purchase [XX%] of the amount you tendered. If the Fund accepted for purchase less than 100% of your tender, it is because the total tenders received from all shareholders exceeded the amount the Fund offered to purchase.

Because you have tendered and the Fund has agreed to purchase all or a portion of your investment, in accordance with the terms of the Offer, you will receive a cash payment from the Fund in an amount equal to the net asset value of the Shares tendered to and accepted for purchase by the Fund as of June 30, 2022. This cash payment will be wire transferred to the account designated by you in your Letter of Transmittal within seven (7) business days after June 30, 2022.

Should you have any questions, please feel free to contact the Fund at 1-303-501-8804.

Sincerely,

Forum CRE Income Fund